

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 8, 2010

Mr. Steven O. Cordier
Chief Financial Officer
Penford Corporation
7094 S. Revere Parkway
Centennial, CO 80112-3932

> **Re:** **Penford Corporation**
> **Form 10-K for the Fiscal Year Ended August 31, 2009**
> **Filed November 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2009**
> **Filed January 8, 2010**
> **File No. 0-11488**

Dear Mr. Cordier:

We have reviewed your filings and response letter dated March 12, 2010 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

Financial Statements, page 34

Notes to Consolidated Financial Statements, page 40

Note 18 – Segment Reporting, page 64

1. We note your response to prior comment number one from our letter dated February 26, 2010 and are not in position to agree with your conclusion with respect to the disclosure requirements of FASB ASC paragraph 280-10-50-40. Specifically, it does not appear that ethanol is sufficiently similar to other products

in your industrial ingredients segment to support reporting revenue on a combined basis. In this regard, we note the following:

- Ethanol is used as a fuel, while other products from your industrial ingredients segment appear to be primarily used as additives in the paper and packaging industry;

- Ethanol appears to have lower unit prices and gross margins than other products in your industrial ingredients segment; and,

- Market conditions and economic characteristics appear to be different for ethanol and other products in your industrial ingredients segment.

Accordingly, we believe you should separately report revenue from external customers for ethanol sales.

Form 10-Q for the Quarterly Period Ended November 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 26

2.   We note the supplemental information supplied in response to prior comment number six from our letter dated February 26, 2010. Please note that our comment requested that you disclose the information in question. Explain to us how you intend to comply with that aspect of our prior comment.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joanna Lam at (202) 551-3476, or Brad Skinner, Senior Assistant Chief Accountant at (202) 551-3489 if you have any questions.

Sincerely,

H. Roger Schwall
Assistant Director